                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F        X                     Form 40-F
                -----                             -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                               No    X
          -----                            -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                               No    X
          -----                            -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                               No    X
          -----                            -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated July 28, 2003, "ALSTOM's Transmission and Distribution
Sector"

Press release dated August 1, 2003, "ALSTOM Completes the Sale of Its Medium
Gas Turbines and Industrial Steam Turbines Business to Siemens"

Press release date August 4, 2003, "ALSTOM in Advanced Negotiations to Ensure
Its Financial Requirements"

Press release dated August 5, 2003, "Update on ALSTOM's Financing Package
Negotiations"

Press release dated August 6, 2003, "ALSTOM Secures a 2.8 Billion Euro
Financing Package"

ALSTOM Consolidated Cash Quarterly Statement as of June 30, 2003 (Unaudited)

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ALSTOM

Date: August 7, 2003                    By: /s/ Philippe Jaffré
                                            ------------------------------------
                                            Name:   Philippe Jaffré
                                            Title:  Chief Financial Officer

                                                                    28 July 2003

                  ALSTOM'S TRANSMISSION AND DISTRIBUTION SECTOR

During today's meeting,  ALSTOM's Board of Directors was updated on the progress of the sale of ALSTOM's Transmission & Distribution Sector and in particular the offer which has been received from Areva.

The Board agreed that the Company actively  pursues the negotiations  with Areva on the basis of the offer received.

Press enquiries:          G. Tourvieille
                          Tel. +33 1 47 55 23 15
                          internet.press@chq.alstom.com
                          -----------------------------

Investor relations:       E. Châtelain
                          Tel.+33 1 47 55 25 33
                          investor.relations@chq.alstom.com
                          ---------------------------------

                                                                 1st August 2003

              ALSTOM COMPLETES THE SALE OF ITS MEDIUM GAS TURBINES
              AND INDUSTRIAL STEAM TURBINES BUSINESSES TO SIEMENS

ALSTOM  announces that it has now completed the major part of the disposal of it medium gas turbines and industrial steam turbines businesses to Siemens AG. This was the second of the two transactions with Siemens AG announced on 28 April, by which ALSTOM sold its industrial  turbines businesses for an enterprise value of
€1.1billion and net cash proceeds of €950 million.

Completion of this second transaction follows receipt of formal merger clearance from merger control authorities, principally in the US and Europe.

The disposal of the small gas turbine business to Siemens AG was completed on 30
April 2003.

Certain minor parts of the business have not yet been  transferred to Siemens AG pending completion of legal procedures in some jurisdictions.

ALSTOM is a global  leader in energy and transport  infrastructure.  The Company serves  the  energy  market  through  its  activities  in the  fields  of  power generation and power  transmission  and  distribution,  and the transport market through its  activities in rail and marine.  In fiscal year 2002/03,  ALSTOM had annual sales in excess of €20 billion and employed around 100,000 people in over
70 countries worldwide.

Press enquiries:          G. Tourvieille
                          Tel. +33 1 47 55 23 15
                          internet.press@chq.alstom.com

Investor relations:       E. Châtelain
                          Tel.+33 1 47 55 25 33
                          investor.relations@chq.alstom.com

                                                                   4 August 2003

                         ALSTOM IN ADVANCED NEGOTIATIONS
                      TO ENSURE ITS FINANCIAL REQUIREMENTS

ALSTOM  announced  that it is in advanced  negotiations  to ensure its financial requirements  to strengthen  its balance  sheet,  refinance its short and medium term debt, ensure its liquidity needs and get adequate bonding facilities.

ALSTOM will issue a press  release  before 8.30 am on Tuesday 5th August after a
Board meeting is held to review the situation.

The Company has  requested  the Paris,  London and New York stock  exchanges  to suspend trading in its shares.

Press Relations:          S. Gagneraud
                          Tél. +33 1 47 55 25 87
                          internet.press@chq.alstom.com

Investor Relations:       E. Chatelain
                          Tél. +33 1 47 55 25 33
                          investor.relations@chq.alstom.com

                                                                 5th August 2003

                UPDATE ON ALSTOM'S FINANCING PACKAGE NEGOTIATIONS

As announced in our press release dated 4th August 2003, the Board of ALSTOM met late yesterday to review progress in the negotiations of its financing  package.
Given that the negotiations are continuing, the Board decided to reconvene later today to review the situation again.

The  Company has  consequently  requested  the Paris,  London and New York stock exchanges to continue the suspension of trading in its shares. ALSTOM will issue another press release before 08:30 am (Paris time) on Wednesday 6th August.

Press Relations:          S. Gagneraud
                          Tel. +33 1 47 55 25 87
                          internet.press@chq.alstom.com

Investor Relations:       E. Chatelain
                          Tel. +33 1 47 55 25 33
                          investor.relations@chq.alstom.com

                                                                   6 August 2003

                        ALSTOM SECURES A 2.8 BILLION EURO
                                FINANCING PACKAGE

ALSTOM presented a new strategic action plan on 12 March 2003,  comprising three main elements: an extended disposals programme, actions to significantly improve operational  performance  and  measures  to  strengthen  the  Group's  financial structure,  including a capital increase.  Significant progress has already been achieved with many elements of this plan, as previously reported.

At the Group's  Annual  General  Meeting on 2 July 2003, it was indicated that a precondition to proceeding with the capital increase would be the refinancing of debt facilities maturing in the first half of 2004. ALSTOM is facing a difficult environment,  notably a power generation  market which remains at a historically low level. The Group's commercial  activity has also been increasingly  impacted by uncertainty as to ALSTOM's future, which contributed in part to the low level of order  intake  reported  for the first  quarter of fiscal  year  2003/04.  In addition,  ALSTOM now  expects  half-year  operating  profit and cash flow to be negatively  impacted  by  specific  difficulties  related to  project  execution
(detailed below). These negative trends, coupled with short-term liquidity needs pending the sale of its  Transmission  &  Distribution  Sector  (T&D),  have led
ALSTOM to accelerate and broaden  discussions  with its banks in order to put in place a long-term structural solution for the Group.

Today,  ALSTOM announces that it has secured a comprehensive  financial  package with the  signature  of an agreement  with more than 30 of its banks.  This will enable the Group to repay the  existing  debt  facilities  maturing in the first half of 2004 while providing  adequate short and medium term liquidity.  It will substantially  increase the Group's  equity and ensure it has adequate  contract bonding capacity to support its ongoing business  activity level. This agreement includes  commitments  from the  French  State,  given the  potential  impact of
ALSTOM's  situation in the  industrial,  social and financial  domains  across a number of countries, and particularly in Europe.

The main features of the financing package will be:

     Strengthening of the Group's equity through:          € million
o     Capital Increase*                                          600
o     Underwritten issue of Bonds Mandatorily Reimbursable
      with shares (ORA) with 5 year maturity:                    900**

     New financing
      Subordinated Loans, with 6-year maturity:                1 300
                                                               -----
                                                               2 800
* €300 m reserved for the French State
** may be increased up to €1 billion

In addition,  a syndicate of banks will provide a contract  bonds and guarantees facility of €3,500 million,  counter-guaranteed  in part by the French State, to support ALSTOM's commercial  activity.  The agreement also provides €600 million of additional short-term facilities.

This financial  package will be integrated in the ALSTOM's  business plan and is subject to shareholder  approval at an Extraordinary  General Meeting which will be held on 24 September  (date of the probable  second  call).  The French State will notify the European Commission of the measures it has taken.

Commenting on ALSTOM's current situation and the agreement,  Mr Kron, Chairman &
CEO, stated:  "This agreement is a major step forward in the  implementation  of
ALSTOM's plan announced in March of this year. It represents a considerable  and exceptional  effort of our shareholders,  banks and the French State and clearly demonstrates  their  confidence in the future of the Group.  This Agreement will serve to ensure customer and investor  confidence in ALSTOM's  long-term  future and permits ALSTOM to look forward with renewed confidence and vigour. ALSTOM to look forward with renewed confidence and vigour. ALSTOM still faces considerable challenges to deliver  adequate and reliable  profits and cash  generation:  the severe  downturn  in the power and marine  markets,  the  implementation  of the necessary strong restructuring and cost reduction  programmes,  improved control of risks on large projects.  The financing  package announced today gives us the foundation on which to re-build."

I) DETAILS OF THE FINANCING PACKAGE

Capital Increase
The €600  million  capital  increase  approved at the AGM on 2 July 2003 will be re-submitted for approval at an Extraordinary General Meeting.

€300  million of the capital  increase  will be reserved  for the French  State.
Following the capital increase, the French State will hold 31.5% of the ALSTOM's shares,  with a  commitment  not to sell the  acquired  shareholding  until  the
Group's full recovery.

The subscription price will be €1.25 per share.

Bonds Mandatorily Reimbursable with shares

In parallel with the capital  increase,  ALSTOM will issue €900 million in bonds mandatorily  reimbursable  with shares  (obligations  remboursables en actions), which may be increased up to €1 billion. The principal terms of the bonds are:

      o     Coupon: 2%, capitalised for the first year.
      o     1 bond will be mandatorily reimbursed with 1 share.
      o     Issuance price €1.40 per bond.
      o     Maturity: 31 December 2008.

Subordinated loans
ALSTOM will be provided with a total of €1,300  million in  subordinated  loans.
The French State has agreed to  participate in €200 million of the total amount.
The principal terms of the loans are:

      o     Interest rate per annum: Euribor + 450 bps.
      o     Maturity: 6 years.
      o     Early repayment allowed at ALSTOM's option.

Debt repayment
The bonds mandatorily  reimbursable with shares and the subordinated  loans will be partly used by ALSTOM to repay the €550 million of outstanding bonds maturing in February 2004 and the €1,250 million  revolving  credit facility  maturing in
April 2004.

Bonds and Guarantees
A €3,500 million contract bonds and guarantees  facility will be underwritten by a syndicate of banks. 65% of each bond will be  counter-guaranteed by the French
State.

Short-term  facility
Pending  receipt of proceeds from the financing  package,  short-term  liquidity will be assured by the banks for €300 million Caisse des Dépôts et Consignations for €300  million.  These  short-term  facilities  will remain  available  until receipt of the proceeds from the disposal of ALSTOM's T&D Sector.

Disposal of T&D Sector
It is envisaged,  on the basis of Areva's offer dated 1 July 2003, to conclude a binding  agreement by 15 September,  subject to normal  closing  conditions  and anti-trust approvals.

II) BUSINESS UPDATE

Good  progress  is being made in the  operational  aspects  of our action  plan.
Recent field trials on the first fully  modified GT24 and GT26 gas turbines have shown  performance  results above  expectations and these  modifications are now being deployed across the fleet. The restructuring  programme has been initiated in full consultation with the European Works Forum.

The difficult  economic and market  environment  referred to in previous trading statements  continues  to prevail.  In  addition,  following  the  discovery  of accounting  irregularities  on one contract at the Hornell,  USA Transport Unit, announced on 30 June 2003, a review of all projects managed by this unit has now been  undertaken.  This has  identified  the need for  additional  provisions on certain  other  contracts,  which is  expected  to  reduce  first  half  2003/04 operating income by around €100 million. An operating margin of around 2% is now expected for the first half of financial year 2003/04.  The 6% margin target for
2005/06 is maintained,  supported by ALSTOM's extensive cost reduction plans and the development of higher margin businesses such as service.

                                     * * *

The Group has requested the Paris, London and New York stock exchanges to resume trading in its shares from 11.30 am CET.

Press Relations:          S. Gagneraud
                          Tel. +33 1 47 55 25 87
                          internet.press@chq.alstom.com

Investor Relations:       E. Chatelain
                          Tel. +33 1 47 55 25 33
                          investor.relations@chq.alstom.com

This press release does not  constitute an offer to sell, or a  solicitation  of offers to  purchase or  subscribe  for,  securities  in the United  States.  The securities  referred to herein have not been, and will not be,  registered under the  Securities  Act of 1933, as amended,  and may not be offered or sold in the
United States absent  registration or an applicable  exemption from registration requirements.

Forward-Looking Statements:

This  press   release   contains,   and  other   written  or  oral  reports  and
communications  of  ALSTOM  may  from  time  to  time  contain,  forward-looking statements,  within the meaning of Section 27A of the Securities Act of 1933 and
Section  21E  of  the  Securities   Exchange  Act  of  1934.  Examples  of  such
forward-looking  statements  include,  but are not limited to (i) projections or expectations of sales, orders received,  income,  operating margins,  dividends, provisions,  cash flow, debt or other financial items or ratios, (ii) statements of plans,  objectives or goals of ALSTOM or its management,  (iii) statements of future  product or economic  performance,  and (iv)  statements  of  assumptions underlying such statements. Words such as "believes", "anticipates",  "expects",
"intends",  "aims",  "plans" and "will" and similar  expressions are intended to identify  forward looking  statements but are not exclusive means of identifying such statements. By their very nature,  forward-looking statements involve risks and  uncertainties  that the forecasts,  projections  and other  forward-looking statements  will not be  achieved.  Such  statements  are based on  management's current plans and expectations and are subject to a number of important  factors that could cause actual results to differ materially from the plans,  objectives and expectations  expressed in such  forward-looking  statements.  These factors include:  (i) the inherent  difficulty of forecasting  future market conditions, level of  infrastructure  spending,  GDP growth  generally,  interest  rates and exchange  rates;  (ii) the  effects  of,  and  changes  in,  laws,  regulations, governmental policy,  taxation or accounting  standards or practices;  (iii) the effects of currency exchange rate movements;  (iv) the effects of competition in the product  markets and  geographic  areas in which ALSTOM  operates;  (iv) the ability to increase  market  share,  control  costs and enhance cash  generation while maintaining high quality products and services; (v) the timely development
of  new  products  and  services;   (vi)  the  impact  of  our  high  levels  of
indebtedness;  (vii) the ability to implement our financing plan and comply with
covenants  contained  in  our  financing  agreements;   (viii)  difficulties  in
obtaining bid, performance and other bonds with customary amounts or terms; (ix)
the timing of and ability to meet the cash  generation and other  initiatives of the new action plan,  particularly,  the ability to dispose of the  Transmission and Distribution  business on favourable  terms or in a timely fashion;  (x) the inherent technical  complexity of many of ALSTOM's products and technologies and the ability to resolve  effectively  and at reasonable  cost technical  problems that inevitably arise, including in particular the problems encountered with the
GT24/GT26 gas turbines and the UK trains; (xi) risks inherent in large contracts and/or significant fixed price contracts that comprise a substantial  portion of
ALSTOM's business; (xii) the inherent difficulty in estimating future charter or sale prices of any  relevant  cruise ship in any  appraisal  of the  exposure in respect of the  Renaissance  Cruises matter;  (xiii) the inherent  difficulty in estimating  ALSTOM's  exposure to vendor  financing and other credit risks which may notably be affected by  customers'  payment  defaults;  (xiv) the ability to invest  in  successfully,  and  compete  at  the  leading  edge  of,  technology developments  across all of ALSTOM's Sectors;  (xv) the availability of adequate cash flow from operations or other sources to achieve management's objectives or goals;  (xvi) the effects of disposals and  acquisitions  generally;  (xvii) the unusual  level of  uncertainty  at this  time  regarding  the world  economy  in general;  and (xviii) ALSTOM's success at adjusting to and managing the risks of the foregoing.

The foregoing list is not exhaustive; when relying on forward-looking statements to make  decisions  with respect to ALSTOM,  you should  carefully  consider the foregoing  factors and other  uncertainties and events, as well as other factors described in other documents  ALSTOM files or submits from time to time with the
U.S. Securities and Exchange Commission ("SEC"),  including reports submitted on
Form 6-K. In particular, we expect our Annual Report on Form 20-F for the fiscal year ended 31 March 2003 (including our audited financial  statements for fiscal years ended 31 March 2003,  2002 and 2001) to be filed with the SEC in September
2003.  Forward-looking  statements  speak  only as of the date on which they are made,  and  ALSTOM  undertakes  no  obligation  to update or revise any of them, whether as a result of new information, future events or otherwise.

FSA/Stabilisation.

   ALSTOM consolidated cash quarterly statement as of 30 June 2003 (unaudited)
   ---------------------------------------------------------------------------

In euro million                                             At                    At                    At
                                                       31 December             31 March              30 June
                                                           2002                  2003                  2003
                                                   --------------------- --------------------- ---------------------

Current assets (maturity ‹ 1 year):
Loans / Deposits                                             28                    66                    66
Inventories and contracts in progress, net                5 418                 4 608                 4 231
Trade receivables, net                                    4 903                 4 855                 4 633
Other accounts receivable, net                            2 461                 2 265                 2 533
Short term investments and cash and cash
equivalents:
  - Short term investments                                  158                    90                    88
  - Cash and cash equivalents                             1 625                 1 628                 1 232
                                                   --------------------- --------------------- ---------------------
Total                                                    14 593                13 512                12 783
                                                   --------------------- --------------------- ---------------------

Current liabilities (maturity ‹ 1 year):
Bonds                                                         0                   550                   550
Other borrowings and financial debts                      2 236                 2 051                 3 319
Commercial paper                                            147                    83                    95
Customers' deposits and advances                          3 930                 3 541                 3 213
Trade payables                                            5 069                 4 629                 4 184
Accrued contract costs, other payables and                4 329                 4 746                 4 453
accrued expenses
                                                   --------------------- --------------------- ---------------------
Total                                                    15 711                15 600                15 814
                                                   --------------------- --------------------- ---------------------

Short term cash position                                 -1 118                -2 088                -3 031